As filed with the Securities and Exchange Commission on September 2, 2009
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13E-3
Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934
GREENVILLE FEDERAL FINANCIAL CORPORATION
(Name of the Issuer)
GREENVILLE FEDERAL MHC
(Names of Person(s) Filing Statement)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
396078 10 7
(CUSIP Number of Class of Securities)
Jeff D. Kniese
President and Chief Executive Officer
Greenville Federal MHC
690 Wagner Avenue
Greenville, Ohio 45331
(937) 548-4158

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Cynthia A. Shafer, Esq.
Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202
(513) 723-4000

     This statement is filed in connection with (check the appropriate box):
     a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
     b. ☐ The filing of a registration statement under the Securities Act of 1933.
     c. ☑ A tender offer.
     d. ☐ None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,500,000	$83.70

*	Calculated solely for the purpose of determining the filing fee. Based upon the purchase of 200,000 shares of common stock at the tender offer price of $7.50 per share.
☑    Check the box if any part of the fee is offset as provided by Rule 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$83.70	Filing Party:	Greenville Federal Financial Corporation
Form or Registration No.:	Schedule TO	Date Filed:	July 8, 2009
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☑    issuer tender offer subject to Rule 13e-4.
☑    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e4(i) (Cross-Border Issuer Tender Offer).
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE 13E-3
     This Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934 (the “Schedule 13E-3”) relates to an issuer tender offer by Greenville Federal Financial Corporation (“GFFC”) to purchase up to 200,000 shares of its common stock, par value $0.01 per share, at a price of between $6.50 and $7.50 per share, net to seller in cash, without interest. Greenville Federal MHC (“MHC”) holds approximately 55% of the outstanding common stock of GFFC. GFFC filed a Schedule TO on July 8, 2009, and amendments on August 6, 2009, August 25, 2009, and September 2, 2009 (the “GFFC Schedule TO”). GFFC intends to make its tender offer upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash (the “Offer to Purchase”), filed in draft form with the GFFC Schedule TO, and the related Letter of Transmittal, which, as amended or supplemented from time to time, together will constitute the tender offer.
Item 1. Summary Term Sheet
     The information set forth under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information
     (a) The information set forth on the cover page of the Offer to Purchase and under the heading “10. Certain Information Concerning the Company, its Affiliates and its Executive Officers and Directors” is incorporated herein by reference.
     (b) The information set forth on the cover page of the Offer to Purchase and under the heading “10. Certain Information Concerning the Company, its Affiliates and its Executive Officers and Directors” is incorporated herein by reference.
     (c) The information set forth under the headings “Summary Term Sheet” and “8. Price Range of the Shares” in the Offer to Purchase is incorporated herein by reference.
     (d) The information set forth under the heading “8. Price Range of the Shares” in the Offer to Purchase is incorporated herein by reference.
     (e) The information set forth under the heading “11. Interest of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
     (f) The information set forth under the heading “11. Interest of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     (a) The information set forth under the heading “10. Certain Information Concerning the Company, its Affiliates and its Executive Officers and Directors” in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under the heading “10. Certain Information Concerning the Company, its Affiliates and its Executive Officers and Directors” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth under the heading “10. Certain Information Concerning the Company, its Affiliates and its Executive Officers and Directors” in the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction
     (a) The information set forth under the headings “Summary Term Sheet,” “2. Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot,” “3. Procedures for Tendering Shares,” “4. Withdrawal Rights,” “5. Purchase of Shares and Payment of Purchase Price,” “6. Conditional Tender of Shares,” “7. Conditions of the Offer,” “13. U.S. Federal Income Tax Consequences” and “14. Extension of the Offer; Termination; Amendment” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth under the headings “Summary Term Sheet,” “2. Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot,” “3. Procedures for Tendering Shares,” “4. Withdrawal Rights,” “5. Purchase of Shares and Payment of Purchase Price,” “6. Conditional Tender of Shares,” “7. Conditions of the Offer,” “13. U.S. Federal Income Tax Consequences” and “14. Extension of the Offer; Termination; Amendment” in the Offer to Purchase is incorporated herein by reference.
     (d) As stated under the heading “1. Special Factors — Fairness of the Offer” in the Offer to Purchase, which information is incorporated herein by reference, the holders of GFFC Shares are not entitled to appraisal rights.
     (e) As set forth in the Offer to Purchase under the heading “1. Special Factors — Fairness of the Offer — Fairness Determination by the Board of Directors of Greenville Federal MHC,” which statement is incorporated herein by reference, no provisions have been made to grant unaffiliated security holders access to the corporate files of Greenville Federal MHC or to obtain counsel or appraisal services at the expense of Greenville Federal MHC.
     (f) Not applicable. The consideration offered to security holders is cash.
Item 5. Past Contacts, Transactions, Negotiations and Agreement
     (a) None.
     (b) None.
     (c) None.
     (e) The information set forth under the heading “11. Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals
     (b) The information set forth under the heading “1. Special Factors — Effects of the Offer — Effects on rights of Company shares” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth under the headings “Summary Term Sheet” and “1. Special Factors” in the Offer to Purchase is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects
     (a) The information set forth under the headings “Summary Term Sheet” and “1. Special Factors — Purposes and Reasons for the Offer” in the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth under the heading “1. Special Factors — Alternatives” in the Offer to Purchase is incorporated by reference.
     (c) The information set forth under the heading “1. Special Factors” in the Offer to Purchase is incorporated herein by reference.
     (d) The information set forth under the heading “1. Special Factors — Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.
Item 8. Fairness of the Transaction
     (a) — (e) The information set forth under the heading “1. Special Factors — Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.
     (f) None.
Item 9. Reports, Opinions, Appraisals and Negotiations
     (a) — (c) The information set forth under the heading “1. Special Factors — Background of the Offer” and “—Fairness of the Offer” is incorporated herein by reference.
Item 10. Source and Amounts of Funds and Other Consideration
     (a) — (b) The information set forth in (a) and (b) under the heading “Item 7. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth under the heading “15. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
     (d) No part of the funds required for the offer is expected to be borrowed.

Item 11. Interest in Securities of the Subject Company
     (a) — (b) The information set forth under the heading “11. Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 12. The Solicitation or Recommendation
     (d) The information set forth under the headings “Summary Term Sheet” and “1. Special Factors — Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.
     (e) The information set forth under the headings “Summary Term Sheet” and “1. Special Factors — Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.
Item 13. Financial Statements
     (a) GFFC’s audited financial statements for the fiscal years ended June 30, 2008 and 2007 are incorporated herein by reference to the information under the heading “10. Certain Information Concerning the Company and its Executive officer and Directors” in the Offer to Purchase which incorporates by reference GFFC’s Annual Report on Form 10-K for the Year Ended June 30, 2008, filed with the Securities and Exchange Commission on September 25, 2008 (File No. 000-51668) and the unaudited balance sheets, comparative year-to-date income statements and related earning per share data, statements of cash flows and comprehensive income for the quarter ended March 31, 2009, contained in GFFC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Securities and Exchange Commission on May 14, 2009 (File No. 000-51668). The ratio of earnings to fixed charges is incorporated by reference from the table set forth under the heading “10. Certain Information Concerning the Company, its Affiliates and its Executive Officers and Directors — Selected Historical and Pro Forma Financial Information” in the Offer to Purchase.
     (b) The Unaudited Pro-Forma Data set forth under the heading “10. Certain Information Concerning the Company, its Affiliates and its Executive Officers and Directors — Selected Historical and Pro Forma Financial Information” in the Offer to Purchase is incorporated herein by reference.
Item 14. Persons/Assets Retained, Employed, Compensated or Used
     (a) — (b) The information set forth under heading “15. Solicitation Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
Item 15. Additional Information
     (b) None.

Item 16. Exhibits

(a)	See the Index to Exhibits attached to this Schedule TO.

(b)	Not applicable.

(c)(1)	Report of Keefe, Bruyette & Woods, Inc., dated April 27, 2009

(c)(2)	Report of Keefe, Bruyette & Woods, Inc., dated May 20, 2008

(c)(3)	Report of Keefe, Bruyette & Woods, Inc., dated October 29, 2008

(c)(4)	Report of Keefe, Bruyette & Woods, Inc., dated February 18, 2009

(c)(5)	Report of Keefe, Bruyette & Woods, Inc., dated July 22, 2009

(c)(6)	Report of Keefe, Bruyette & Woods, Inc., dated November 18, 2008

(d)(1)	Greenville Federal Financial Corporation Amended and Restated Equity Plan

(d)(2)	Form of GFFC 2006 Equity Plan Award Agreement

(d)(3)	Trust Agreement for Greenville Federal Financial Corporation 2006 Equity Plan

(d)(4)	First Amendment to the Trust Agreement for Greenville Federal Financial Corporation Amended and Restated 2006 Equity Plan.

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 2, 2009	GREENVILLE FEDERAL MHC

	By:	/s/ Jeff D. Kniese
	Name:	Jeff D. Kniese
	Title:	President, Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)****	Offer to Purchase for Cash, dated , 2009

(a)(2)*	Letter of Transmittal

(a)(3)*	Form of Notice of Guaranteed Delivery

(a)(4)*	Form of Letter to Brokers, Dealers, Banks and Other Nominees

(a)(5)*	Form of Letter from Brokers, Dealers, Banks and Other Nominees to their Clients

(a)(6)*	Guidelines for Certification of Taxpayer Identification Number

(a)(7)*	Press Release issued by GFFC, dated July 8, 2009

(a)(8)*	Press Release to be issued by the Company upon commencement of the Offer

(a)(9)**	Form of Letter to Participants in the Greenville Federal Financial Corporation Employee Stock Ownership Plan

(b)	Not applicable

(c)(1)*	Report of Keefe, Bruyette & Woods, Inc., dated April 27, 2009

(c)(2)**	Report of Keefe, Bruyette & Woods, Inc., dated May 20, 2008

(c)(3)**	Report of Keefe, Bruyette & Woods, Inc., dated October 29, 2008

(c)(4)**	Report of Keefe, Bruyette & Woods, Inc., dated February 18, 2009

(c)(5)**	Report of Keefe, Bruyette & Woods, Inc., dated July 22, 2009

(c)(6)***	Report of Keefe, Bruyette & Woods, Inc., dated November 18, 2008

(d)(1)*	Greenville Federal Financial Corporation Amended and Restated Equity Plan (incorporated by reference to GFFC’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, Exhibit 10.7)

(d)(2)*	Form of GFFC 2006 Equity Plan Award Agreement (incorporated by reference to GFFC’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, Exhibit 10.8)

(d)(3)*	Trust Agreement for Greenville Federal Financial Corporation 2006 Equity Plan

(d)(4)*	First Amendment to the Trust Agreement for Greenville Federal Financial Corporation Amended and Restated 2006 Equity Plan

Exhibit No.	Description

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed with GFFC Schedule TO on July 8, 2009.

**	Previously filed with Amendment No. 1 to GFFC Schedule TO on August 6, 2009.

***	Previously filed with Amendment No. 2 to GFFC Schedule TO on August 25, 2009.

****	Previously filed with Amendment No. 3 to GFFC Schedule TO on September 2, 2009.